Exhibit 99.2

August 6 , 20 12 2012 Second Quarter Results Presentation

Safe Harbor Statement and Currency Convenience Translation

GIANT

Safe Harbor Statement

Statements in this release contain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements and among others, include statements regarding the ability of the Company to cooperate with online platforms in addition to Qihoo 360, the sustained progress and performance of *ZT Online 2* after the launch of its first new expansion pack and micro-client version, the sustained growth and diversity of Company's user base after the launch and the testing of pipeline games, the capacity for *World of Xianxia* to become another blockbuster MMORPG of the Company, the ability of the Company to capture new growth opportunities in domestic and international online game market after the implement of the Company's strategy in connection with webgames, the Company's moderate sequential growth in the third quarter 2012, and the timetable for testing and release of new games and expansion packs in the Company's game pipeline. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Among the factors that could cause our actual results to differ from what we currently anticipate may include a deterioration in the performance of the *ZT Online 1 Series*, failure of *ZT Online 2* to grow as expected, unexpected delays in developing expansion packs or in the timetable for testing and launching our games, our dependence on *ZT Online 1 Series* and *ZT Online 2*, which currently account for the majority of our historical net revenues, failure of our webgames and first FPS game to grow as successful as expected, our uncertainties with respect to the PRC legal and regulatory environments and the volatility of the markets in which we operate. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our annual report on Form 20-F for the fiscal year 2011, as filed with the Securities and Exchange Commission on April 23, 2012, and are available on the Securities and Exchange Commission's website at www.sec.gov. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see "Risk Factors" beginning on page 5 of our annual report for fiscal year 2011. Our actual results of operations for the second quarter of 2012 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.

Currency Convenience Translation

This slide presentation contains translations of certain Renminbi (RMB) amounts into US dollars (US$) at the rate of US$1.00 to RMB6.3530, which was the noon buying rate as of June 30, 2012 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. The Company makes no representation that the Renminbi or US dollar amounts referred to in this release could have been, or could be, converted into US dollars at such rate or at all.

© 2012 Giant Interactive Group, Inc. All Rights Reserved
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© 2012 Giant Interactive Group, Inc. All Rights Reserved 3 © 2012 Giant Interactive Group, Inc. All Rights Reserved 3 Giant Interactive Group A Leading Online Game Developer & Operator

© 2012 Giant Interactive Group, Inc. All Rights Reserved 4 Giant: NYSE Listed NYSE IPO: November 1, 2007 Ticker: GA Market Cap: US$1.1 Billion August 3, 201 2 Fully Diluted Shares: Approximately 243 Million About Giant: Headquarters: Shanghai, China Employees: Approximately 2,000; including 1,000 developers and 250 liaison personnel Investor Information: www.ga - me.com

© 2012 Giant Interactive Group, Inc. All Rights Reserved 5 © 2012 Giant Interactive Group, Inc. All Rights Reserved 5 Key Operational and Financial Highlights

© 2012 Giant Interactive Group, Inc. All Rights Reserved 6 Q2 Operational Highlights ● Continuous sequential growth in both top and bottom lines ● ZT Online 2 performance continues from strength to strength − Promising debut of first expansion pack − Launch of micro - client version, Qianjun Online − Increased active paying accounts and average revenue per user ● Collaboration with Qihoo 360 − Expect to form more partnerships and strategic alliances with platforms in the future − To tap large and diverse user bases in order to market blockbuster games

© 2012 Giant Interactive Group, Inc. All Rights Reserved 7 Mid to Long Term Growth Catalysts ● Diversify game development pipeline with webgames as one of the strategic priorities − R&D infrastructure set to capture fast growing webgame market − Access to overseas markets − Micro - clients and new technology to let our full client games become almost as accessible as webgames ● Glorious Mission, first - person shooter game − Received great feedback from gamers and press − Full support from China’s People’s Liberation Army to enrich content − Designed by experienced team with cutting edge graphics and engine ● 2H 2012 launches − Allods Online − World of Xianxia − Webgames including Genesis of the Empire, The Sky and Marine Tycoon − Glorious Mission

© 2012 Giant Interactive Group, Inc. All Rights Reserved 8 Key Quarterly Operating Metrics Active Paying Accounts (APA) 2,167 2,184 2,087 1,994 1,779 2,216 0 400 800 1,200 1,600 2,000 2,400 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 Accounts in Thousands 233 228 221 217 212 216 0 50 100 150 200 250 300 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 Average Revenue per User (ARPU) RMB Average Concurrent Users (ACU) 667 586 685 681 661 654 520 540 560 580 600 620 640 660 680 700 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 Users in Thousands Peak Concurrent Users (PCU) 2,122 2,297 2,339 2,307 2,288 1,916 0 500 1,000 1,500 2,000 2,500 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 Users in Thousands

© 2012 Giant Interactive Group, Inc. All Rights Reserved 9 Solid Profitability and High Margins Net Income Attributable to Company’s Shareholders US Dollars in millions Net Revenue US Dollars in millions 1.6 56.6 46.4 48.4 40.0 39.2 0 10 20 30 40 50 60 70 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 78.6 67.5 71.8 80.8 83.1 61.6 0 10 20 30 40 50 60 70 80 90 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 Gross Profit Margin 86.3% 84.4% 87.3% 86.7%86.2% 85.5% 0% 20% 40% 60% 80% 100% 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 Margin of Net Income Attributable to Company’s Shareholders 49.8% 65.0% 58.2% 57.4% 78.9% 2.3% 0% 20% 40% 60% 80% 100% 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 • 2Q11 Net Income Attributable to the Company’s Shareholders was down due to one - time withholding tax associated with repatriation of cash for a significant $3 per share special dividend. • 2Q11 Margin of Net Income Attributable to the Company’s Shareholders was down due to one - time withholding tax associated with repatriation of cash for a significant $3 per share special dividend.

© 2012 Giant Interactive Group, Inc. All Rights Reserved 10 Q2 2012 Key Financial Highlights (In millions, except EPS data) Q2 2012 US$ Q2 2012 RMB Q1 20 12 RMB Q - o - Q % Q2 20 11 RMB Y - o - Y % Margins Total Net Revenue 83.1 528.2 508.8 3.8% 436.2 21.1 % Cost of Services 10.6 67.1 67.6 - 0.8% 63.4 5.8% Gross Profit 72.6 461.1 441.2 4.5% 372.8 23.7% 87.3% Operating Expenses 21.0 133.2 124.2 7.3% 117.0 13.9% Income from Operations 51.6 327.9 317.0 3.5% 255.9 28.2% 62.1% Net Income Attributable to the Company’s Shareholders 48.4 307.2 292.2 5.2% 10.2 2,920.6% 58.2% Basic EPS (RMB) 1.30 1.24 4.8% 0.04 3,150.0% Diluted EPS (RMB) 1.26 1.22 3.3% 0.04 3,050.0% Q1 20 12 US$ Q - o - Q % Q2 20 11 US$ Y - o - Y % Basic EPS (US$) 0.20 0.20 0.0% 0.01 1,900.0% Diluted EPS (US$) 0.20 0.19 5.3% 0.01 1,900.0%

© 2012 Giant Interactive Group, Inc. All Rights Reserved 11 Strong Balance Sheet (In millions) Jun 30, 2012 US$ Jun 30, 2012 RMB Mar 31 , 20 12 RMB Jun 3 0 , 20 11 RMB Cash, Cash Equivalents & Short - Term Investments 314.6 1,998.7 1,828.9 5,218.7 Current Assets 372.2 2,364.5 2,138.3 6,513.7 Total Assets 587.0 3,729.1 3,592.2 7,600.8 Current Liabilities 141.2 897.1 1,148.6 1,211.3 Total Liabilities 145.2 922.6 1,168.8 1,211.6 Giant Interactive Group Inc.’s Equity 431.1 2,738.9 2,394.0 6,379.0 Non - controlling Interest 10.6 67.6 29.4 10.2 Total Liability and Equity 587.0 3,729.1 3,592.2 7,600.8

© 2012 Giant Interactive Group, Inc. All Rights Reserved 12 © 2012 Giant Interactive Group, Inc. All Rights Reserved 12 Operational Updates

© 2012 Giant Interactive Group, Inc. All Rights Reserved 13 Flagship Game Segmentation Strategy Games Game History and Initiatives ZT Online ● Launched in January 2006 ● Self - developed Free - To - Play 2D MMORPG ● Also available in Greater China, Vietnam and Russia ● New PK tournaments introduced in 2Q12 to raise engagement in existing players and convert former players back ZT Online Classic ● Open beta testing launched at end of 3Q08 ● Retro ZT Online features designed to target players who prefer the 2006 version of ZT Online ● New in - game customization options and UI enhancements in 2Q12 ZT Online Green ● Open beta testing launched at end of 1Q10 ● Revised in - game economy benefiting lower - spending and non - paying players to further diversify our user base ● New expansion pack with new features and maps released in 2Q12 ZT Online 2 ● Sequel to ZT Online 1 Series, brand new Free - To - Play 2D MMORPG ● 3 rd generation in - game economy providing a fairer system to more gamers ● Unlimited closed beta testing in November 2010 with PCU approaching 200,000 ● Official closed beta testing in April 201 1 with PCU reaching 300,000 ● Open beta testing in September 2011 with PCU surpassing 435,000 ● First expansion pack in April 2012 with PCU reaching over 541,000 ● Officially launched in Taiwan in 1Q12 ● Micro - client version, Qianjun Online to launch on Qihoo 360 in August 2012 ● Vietnamese version launched in 2Q12 , marketing beginning in 3Q12

© 2012 Giant Interactive Group, Inc. All Rights Reserved 14 Product Portfolio & Pipeline Existing Games Game History and Initiatives Giant Online • 2.5D modern military themed MMORPG • Open beta testing launched at end of 1Q08 XT Online • 2.5D ancient Chinese fantasy martial arts MMORPG • Open beta testing initiated in September 2011 The Golden Land • Browser - based webgame with a medieval strategy theme • Licensed to Taiwan, Korea, Japan, Thailand, US, Europe and Russia (Brazil and Turkey) Elsword • Licensed 3D side - scrolling, action casual game developed by KOG Co., LTD of South Korea • Closed beta testing in November 2011 and open beta testing in December 2011 • Updated version with new characters and pets launched in June 2012 Upcoming Games • Game History and Initiatives Allods Online • Licensed 3D free - to - play fantasy & sci - fi MMORPG developed by Mail.Ru Games of Russia • Two - week long engineering testing in 3Q11 • Second round of engineering testing conducted in May 2012 • Closed beta testing to start in August 2012 World of XianXia • Self - developed 3D Chinese fantasy MMORPG with ancient Chinese mythological background and vivid graphics • Game design breakthrough for Chinese gamers’ tastes by embedding GvG gameplay into basic game architecture • Unlimited closed beta testing to commence in 4Q12 6 Self - Developed Webgames for 2H12 and 2013 • Commercial launch of Genesis of the Empire , ARPG based on the Three Kingdoms era, in 4Q12 • Commercial launch of The Sky , ARPG based on the core gameplays and features of the ZT Online franchise, in 4Q12 • Commenced engineering testing of Marine Tycoon , a maritime themed strategy game • Advanced 3D game using the Unity engine designed for international markets • Two casual games suitable for cooperation on social network platforms Glorious Mission • Online FPS game using the Unreal 3 engine and supported by the Chinese military • Engineering testing to commence in 4Q12

© 2012 Giant Interactive Group, Inc. All Rights Reserved 15 Enhanced Marketing Efficiency in Q2’12 Maximize Player Awareness and Game Recognition to Improve Penetration ► 40 liaison offices ► 250 dedicated liaison personnel ► 100 distributors ► 98,000 retail outlets ► Penetration of all large cities and almost all provinces in China ► Focus on penetrating medium / small cities with continued Internet and on - site promotional events Q2 2012 Marketing and Distribution Network

© 2012 Giant Interactive Group, Inc. All Rights Reserved 16 © 2012 Giant Interactive Group, Inc. All Rights Reserved 16 Business Outlook

© 2012 Giant Interactive Group, Inc. All Rights Reserved 17 Diversify Game Development Pipeline with New Genres and Webgames as a Strategic Priority to Grow Player Base Leverage the Continued Growth Domestically and Expand Beyond China with Webgames as Conduit to Overseas Markets Expansion Pursue Opportunities for Investments and Strategic Collaborations with Third - parties to Expand User Base and Enhance Development Capabilties 1 2 3 Growth Strategies To Develop and Operate the Largest Online Game Network in Asia

© 2012 Giant Interactive Group, Inc. All Rights Reserved 18 For the third quarter, the Company expects sequential growth to be flat to moderate Near - Term Expectation

NYSE: GA Thank you www.ga - me.com